EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-            ), pertaining to the American Capital, Ltd. 2009 Stock Option Plan, of our reports (a) dated March 1, 2010 (except notes 2 and 19, as to which the date is June 30, 2010), with respect to the consolidated financial statements of American Capital, Ltd. included in its Current Report on Form 8-K dated July 1, 2010 and (b) dated March 1, 2010, with respect to the schedule 12-14 of American Capital, Ltd., and dated March 1, 2010, with respect to the effectiveness of internal control over financial reporting of American Capital, Ltd., both included in its Annual Report (Form 10-K) for the year ended December 31, 2009, each filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

August 2, 2010

McLean, Virginia